FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Telesp Vivo exchange ratio	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., (“TELEFÓNICA”) as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Regarding the Corporate Restructuring of their subsidiaries in Brazil, Telecomunicações de São Paulo S.A. — Telesp (“Telesp”) and Vivo Participaçoes, S.A., (“Vivo”), Telefónica informs that the Board of Directors of both companies have approved, at their meeting held on March 25, 2011, the terms and conditions for the merger of shares, by which the totality of Vivo’s shares will be merged into the net worth of Telesp, appraising Telesp’s share capital. Former Vivo’s shareholders will receive 1.55 new shares of Telesp for each Vivo share.
The above exchange ratio was negotiated and agreed by the Special Committees established by the Board of Directors of Telesp and Vivo, and together with all other terms and conditions of the transaction will be subject to approval by the General Shareholders’ Meeting of such companies.
In the event that this transaction is approved by the General Shareholders’ Meetings of both companies, the direct and indirect stake of Telefonica in Telesp’s share capital will be 91.8% of ordinary shares (ONs) with voting rights and 64.6% preferred stock (PNs), representing 73.8% of total share capital of Telesp.
Madrid, March 28, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: March 28, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors